Filed pursuant to 424(b)(3)
Registration #333-118860

SUPPLEMENT NO. 30
DATED AUGUST 17, 2005
TO THE PROSPECTUS DATED DECEMBER 21, 2004
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 30 to you in order to supplement our prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 30 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 29 dated August 5, 2005, Supplement No. 28 dated July 22, 2005, Supplement No. 27 dated July 14, 2005, Supplement No. 26 dated July 8, 2005, Supplement No. 25 dated June 30, 2005, Supplement No. 24 dated June 23, 2005, Supplement No. 23 dated June 16, 2005 (Supplement No. 23 superseded certain information contained in our prospectus and prior supplements dated between December 29, 2004 and June 16, 2005), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 110 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

The following table provides information regarding the properties we have acquired since August 5, 2005, the date of our last supplement, Supplement No. 29. We have purchased these properties from unaffiliated third parties. We purchased these properties with our own funds and we expect to place financing on the properties at a later date, unless noted otherwise.

	Year	Date	Approximate Acquisition Costs Including Expenses	Gross Leasable Area	Physical Occupancy as of 08/01/05	No. of
Property	Built	Acquired	($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants **

Stonebridge Plaza 4700 & 4900 Eldorado Parkway McKinney, TX	1997	08/10/05	7,275,000	33,700	100	16	Nelson & Associates

Rasmussen College Office Center Highway 169 and 93rd Avenue Minneapolis, MN	2005	08/11/05	5,175,000	26,660	100	1	Rasmussen College System

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the underlying properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from our offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these underlying properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for these properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

	Year	Approximate Acquisition Costs Including	Gross Leasable Area	Physical Occupancy as of 08/01/05	No. of
Property	Built	Expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Eckerd Drug Store 11204-08 Olean Road Yorkshire, NY (1)	1997	2,338,000	12,000	100	1	Eckerd Drug Store

Eckerd Drug Store 2585 Main Street Buffalo, NY (1)	1998	3,705,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 3249 Sheridan Drive Amherst, NY (1)	1999	4,949,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 2561-63 Union Road Cheektowaga, NY (1)	1999	3,609,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 265 N. Union Street Olean, NY (1)	1999	4,180,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 2325 Grand Island Boulevard Grand Island, NY (1)	1999	2,838,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 4155 W. Main Street Batavia, NY (1)	2001	4,341,000	12,738	100	1	Eckerd Drug Store

Eckerd Drug Store 4374 Buffalo Road North Chili, NY (1)	2000	2,867,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 47 Niagara Street Tonawanda, NY (1)	2000	4,040,000	12,738	100	1	Eckerd Drug Store

Eckerd Drug Store 1454 Union Rd. West Seneca, NY (1)	2000	4,081,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 4937 Transit Rd. Lancaster, NY (1)	1999	3,044,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 291 W. Ferry Street Buffalo, NY (1)	2000	3,746,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 1490 Lake Avenue Rochester, NY (1) (2)	2001	5,472,000	13,198	100	1	Eckerd Drug Store

Eckerd Drug Store 821 Culver Rd. Rochester, NY (1)	2001	4,050,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 4433 Dewey Avenue Greece, NY (1)	1998	3,282,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 689 E. Ridge Road Irondequoit, NY (1)	2002	4,903,000	12,738	100	1	Eckerd Drug Store

Eckerd Drug Store 459 S. Transit Street Lockport, NY (1)	2002	4,630,000	13,824	100	1	Eckerd Drug Store

Eckerd Drug Store 173 Fairview Avenue Hudson, NY (1)	2002	4,105,000	10,908	100	1	Eckerd Drug Store

Eckerd Drug Store 8530 Transit Road Amherst, NY (1)	2003	5,528,000	13,824	100	1	Eckerd Drug Store

Eckerd Drug Store 5137 North Road Canadalgua, NY (1)	2004	4,756,000	13,813	100	1	Eckerd Drug Store

Eckerd Drug Store 850 Harlem Road West Seneca, NY (1)	2003	4,721,000	13,813	100	1	Eckerd Drug Store

Eckerd Drug Store 601 E. Main Street Batavia, NY (1)	2004	4,867,000	13,824	100	1	Eckerd Drug Store

Tim Horton's Donut Shop 5137 North Road Canadalgua, NY (1)	2004	513,000	2,790	100	1	Tim Horton's Donut Shop

Mountain View U.S. Highway 93 and West Reserve Road Kalispell, MT (3)	2003-2005	25,224,000	161,834	100	11	Borders Ross Stores TJX Companies

*	Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

**	Major tenants include tenants leasing more than 10% of the gross leasable area of the individual property.

(1)	These properties will be purchased from the same unaffiliated seller.

(2)	The purchase price and gross leasable area include a 460 square feet area for ATMs.

(3)

This property is being developed in two phases. The initial closing for a portion of the first phase is expected to be for 104,966 gross leasable square feet at a purchase price of approximately $17,271,000. The occupancy percentage represents the estimated occupancy of the entire shopping center as if we purchased it completely based on tenant commitments to rent space. The remaining 1,368 gross leasable square feet of the first phase is expected to close at a later date once the tenant has commenced their rent payment. The second phase containing 55,500 gross leasable square feet is expected to close at a later date after the development of several tenants' space has been completed by the seller, and the tenants occupy their respective spaces and rent has commenced.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 360 of our prospectus.

Update

The following table updates shares sold in our offering as of August 12, 2005:

		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	249,980,000	2,499,720,014	262,079,815	2,237,640,199

Our second offering dated December 21, 2004	132,966,278	1,329,662,778	139,002,153	1,190,660,625

Shares sold pursuant to our distribution reinvestment program	9,891,931	93,973,341	-	93,973,341

Shares repurchased pursuant to our share repurchase program	(526,200)	(4,867,348)	-	(4,867,348)

	392,332,009	3,918,688,785	401,081,968	3,517,606,817

  Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.